List of Subsidiaries of MAG Silver Corp.

The Company is the registered owner of 99% of the issued shares of Minera Lagartos, S.A de C. V., a company incorporated under the laws of the Mexican Republic. The remaining 1% of Lagartos is held by Dave Pearce, a Director of the Company, in trust for the Company. This results in the Company having 100% beneficial ownership of Lagartos.

The Company is also the owner of 100% of the issued shares of Lexington Capital Group Inc., a British Virgin Islands company, which holds a 99% interest in the claims underlying the Juanicipio Property.